SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report of Form 6-K dated December 5, 2007

                         British Telecommunications plc
                (Translation of Registrant's Name into English)

                                   BT Centre
                               81 Newgate Street
                                London EC1A 7AJ
                                    England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                              Form 20-F    X        Form 40-F
                          ------------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes            No    X
                      -----------



Enclosure: British Telecommunications plc - Half Year Ended September 30, 2007 - Interim Results Statement



BRITISH TELECOMMUNICATIONS PLC

HALF YEAR ENDED SEPTEMBER 30, 2007

INTERIM RESULTS STATEMENT


Introduction

The commentary focuses on the results before specific items and leaver costs, each a non GAAP measure. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group during the period under review. Specific items are defined and analysed in note 4 on page 20. Leaver costs are analysed in note 3 (b) on page 19.

The income statement, cash flow statement and balance sheet are provided on pages 12 to 15. Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items, free cash flow and net debt are non GAAP measures since they are not defined in IFRS but they are key indicators used by management in order to assess operational performance. A reconciliation of EBITDA before specific items to group operating profit is provided on page
23. Definitions of free cash flow and net debt are provided on pages 21 and 22. References to "Group" or "group" are to the Company and its subsidiaries.


Revenue

Revenue increased by 3 per cent to GBP10,128 million in the six months ended September 30, 2007 (2006 - GBP9,805 million). The strong growth in new wave revenue continued and, at GBP3,729 million, was 10 per cent higher compared to the prior year, and represented 37 per cent of revenue (2006 - 34 per cent). New wave revenue is mainly generated from networked IT services, broadband and mobility. The increase in new wave revenue was driven by growth in networked IT services, which increased 10 per cent to GBP2,181 million, and broadband which increased 15 per cent to GBP1,083 million.

Traditional revenue remained broadly flat at GBP6,399 million (2006 - GBP6,428 million), reflecting the group's robust defence of the traditional business and the success of the strategy to slow the rate of decline in traditional revenue.

The table below analyses revenue by customer segment.

                                             Half year ended September 30
                                                  -------------------
Revenue by customer segment                           2007                2006
                                                      GBPm                GBPm
Major corporate                                      3,615               3,402
Business                                             1,213               1,181
Consumer                                             2,520               2,509
Wholesale/Carrier                                    2,768               2,703
Other                                                   12                  10
                                                 -----------          ----------
                                                    10,128               9,805
                                                    ========             =======


Major corporate (UK and international) revenue grew by 6 per cent driven by growth in new wave revenue. Migration from traditional voice only services to networked IT services and broadband continued with new wave revenue at GBP2,211 million now representing 61 per cent of all major corporate revenue (2006 - 59 per cent).

Revenue from Business (smaller and medium sized enterprise) customers grew 3 per cent. New wave revenue increased by 14 per cent to GBP370 million, reflecting the continued focus on innovative pricing plans and propositions that deliver value to our customer base by bringing together IT, broadband and communication services.

Consumer revenue was broadly flat, at GBP2,520 million (2006 - GBP2,509 million). New wave revenue increased by 21 per cent to GBP479 million, driven primarily by growth in broadband. Residential broadband connections increased by 834,000 year on year to 4,074,000.

The 12 month rolling average revenue per consumer household increased by GBP9 in the half year to GBP271. This is a reflection of our customers' desire to use BT as their supplier of choice in the communications and IT market, with an increasing number taking multiple services from BT. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues.

Wholesale (UK and Global Carrier) revenue increased by 2 per cent driven by wholesale line rental (WLR) and local loop unbundling (LLU). Wholesale new wave revenue increased by 2 per cent to GBP669 million, mainly driven by broadband. New wave revenue accounts for 24 per cent of wholesale revenue.

In the UK, BT had 11.7 million wholesale broadband connections (DSL and LLU) at September 30, 2007, including 3.2 million local loop unbundled lines, an increase of 2.4 million connections year on year.


Operating costs

Group operating costs are analysed in note 3 on page 19. Group operating costs before specific items increased by 3 per cent year on year to GBP8,842 million. Staff costs before leaver costs increased by 3 per cent to GBP2,596 million, due to pay inflation as well as the cost of additional staff needed to support networked IT services contracts, increased network and 21CN activities and service improvements, the impact of which has been largely offset by savings from the group's efficiency programmes. We remain focused on financial discipline and our cost efficiency programmes achieved savings of GBP275 million in the half year which has enabled us to invest in further growth of our new wave activities. Leaver costs before specific items were GBP51 million in the half year (2006 - GBP57 million). Payments to other telecommunication operators increased by 4 per cent to GBP2,116 million, mainly reflecting the impact of higher volumes. Other operating costs before specific items of GBP3,056 million increased by GBP175 million mainly due to increased cost of sales from growth in networked IT and other new wave services and increased levels of network and 21CN activities, which were partly offset by savings from our efficiency programmes. Depreciation and amortisation was broadly flat year on year, at GBP1,402 million (2006 - GBP1,406 million).


Specific items

Specific items are defined and analysed in note 4 on page 20. There was a total net operating charge before tax of GBP240 million (2006 - GBP23 million) including restructuring costs of GBP216 million (2006 - GBPnil) and a charge of GBP24 million (2006 - GBPnil) as a result of a review of circuit inventory and other working capital balances. Restructuring costs mainly comprised manager leaver, transformation programme and property exit costs. Refer to page 7 for further details on the business transformation. The net operating charge was partly offset by a GBP9 million gain realised on the disposals of associates (2006 - GBP20 million).

There was a total tax credit of GBP226 million (2006 - GBP1 million) relating to the tax effect of other specific items of GBP72 million (2006 - GBP1 million) and a tax credit of GBP154 million (2006 - GBPnil) for the re-measurement of deferred tax balances for the change in the UK statutory corporation tax rate to 28 per cent, which becomes effective in 2008/9.

Operating profit

Group operating profit before specific items increased by 6 per cent to GBP1,426 million. Group operating profit margin increased to 14.1 per cent compared to
13.7 per cent in the prior year.


Net finance income

Net finance income was GBP402 million, an increase of GBP32 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was flat year on year at GBP210 million. The increase in net finance income principally reflects an increase in finance income arising from higher interest rates on variable rate lending with other BT group companies. This was partly offset by an increase in finance costs reflecting higher net debt in the period, higher interest rates on variable rate borrowings and fair value movements on hedges that do not qualify for hedge accounting under IAS 39.



Taxation

The effective tax rate on the profit before specific items was 26.3 per cent (2006 - 26.2 per cent) compared to the UK statutory corporation tax rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.


Cash flow and net debt

Net cash inflow from operating activities in the half year amounted to GBP2,110 million compared to GBP2,598 million last year. This was reflected in free cash flow which was a net inflow of GBP251 million in the half year compared to GBP726 million last year. The lower free cash flow is primarily the result of the cash outflow relating to business transformation programme payments of GBP101 million (2006 - GBPnil) together with the higher net working capital outflow of GBP696 million (2006 - GBP153 million) most of which is expected to reverse by the end of the financial year. Pension deficiency payments of GBP320 million were made, being the final payment until the next triennial funding valuation at December 31, 2008. Free cash flow also includes the final receipt of GBP504 million in relation to the settlement of open tax years up to 2004/5 agreed with HMRC last year. The cash outflow for the purchase of property, plant and equipment and software amounted to GBP1,644 million, which is broadly flat year on year.

The net cash outflow on acquisition of subsidiaries, principally Comsat International Inc, in the half year was amounted to GBP233 million, compared to GBP45 million last year. During the half year the group issued debt of GBP3,593 million consisting of long term listed bonds of GBP1,501 million, in aggregate, maturing in 2014, 2017 and 2037, bank borrowing of GBP300 million maturing in 2012 and short term borrowings of GBP1,792 million (including net commercial paper issuances of GBP424 million). Debt maturities in the half year amounted of GBP748 million. Equity dividends paid in the half year were GBP2,300 million compared to GBP1,608 million in the prior period.

Net debt was GBP10,565 million at September 30, 2007 compared to GBP8,210 million at March 31, 2007. This increase includes the effect of the dividend and pension deficiency payments, partly offset by cash receipts from HMRC in relation to the settlement of open tax years. Free cash flow and net debt are defined and reconciled in notes 7 (b) and 8 (b) on pages 21 and 22.



Contractual obligations and commitments

The following table sets out the group's contractual obligations and commitments as they fall due for payment, as at September 30, 2007.

                                    Payments due by period
                               -------------------------------
                  Total   Less than 1     1-3 years     3-5 years    More than 5
                                 year                                      years
                   GBPm        GBPm          GBPm          GBPm           GBPm
Loans and
other
borrowings       11,659       3,951           478         2,506          4,724
Finance lease
obligations         574         302            30            31            211
Operating
lease
obligations       9,414         464           868           817          7,265
Pension
deficiency
obligations       1,960           -           280           560          1,120
Capital
commitments       1,028         813           156            38             21
Deferred
consideration
on
acquisitions         64          44            20             -              -
                 --------    --------      --------      --------       --------
      Total      24,699       5,574         1,832         3,952         13,341
                 ========    ========      ========      ========       ========


At September 30, 2007 the group had cash, cash equivalents and current asset investments of GBP1,966 million. At that date, GBP3,944 million of debt fell due for repayment in the 12 months ended September 30, 2008. The group had unused short term bank facilities, amounting to approximately GBP1,735 million at September 30, 2007.


Acquisitions

The total amount invested in acquisitions in the half year ended September 30, 2007, net of cash acquired, was GBP233 million, primarily relating to the acquisition of Comsat International Inc. Goodwill arising on the acquisitions made in the half year was GBP195 million.

The acquisition of Comsat International Inc was completed in June 2007, for a total consideration of GBP130 million. Net of deferred consideration and cash acquired, the net cash outflow was GBP119 million. The provisional fair value of Comsat International Inc's net assets at the date of acquisition was GBP49 million giving rise to provisional goodwill of GBP81 million.

Other acquisitions made in the half year included primarily i2i Enterprise Private Limited, Basilica Group Limited, Brightview plc and Lynx Technologies. The total consideration in respect of these acquisitions was GBP126 million (including GBP40 million of deferred contingent consideration) and goodwill of GBP114 million has been recognised. Net of deferred consideration and cash acquired, the net cash outflow was GBP84 million

The total amount invested in the half year ended September 30, 2006 was GBP45 million, mainly due to the acquisitions of dabs.com plc and I3IT Limited.


Balance sheet

Net assets at September 30, 2007 amounted to GBP22,740 million, compared to GBP22,364 million at March 31, 2007. The increase of GBP376 million was mainly due to the profit for the period of GBP1,336 million and actuarial gains of GBP2,065 million, offset by dividends paid of GBP2,300 million and tax of GBP714 million on those items taken directly to equity, including actuarial gains.

The group's non current assets totalled GBP21,179 million at September 30, 2007, of which GBP15,157 million related to property, plant and equipment, principally forming the UK fixed network. At March 31, 2007, non current assets were GBP18,559 million of which GBP14,997 million related to property, plant and equipment.

Pensions

The IAS 19 net pension asset at September 30, 2007 was a surplus of GBP1.5 billion, net of tax (GBP2.1 billion gross of tax), compared with a deficit of GBP0.3 billion at March 31, 2007 (GBP0.4 billion gross of tax), an improvement of GBP1.8 billion, net of tax (GBP2.5 billion gross of tax). The market value of pension scheme assets was GBP39.7 billion at September 30, 2007 (GBP38.3 billion at March 31, 2007).

The improvement in the position compared to March 31, 2007 is the result of a combination of factors, including the payment of deficiency contributions of GBP320 million, increases to the market value of scheme investments and an increase to the AA bond rate used to determine the present value of scheme liabilities.


Business transformation

During the period BT announced a move to a new organisation structure that will help deliver faster, more resilient and cost effective services to customers wherever they are. The move will accelerate BT's transformation to a networked IT services company, delivering software driven services over broadband and also accelerate the achievement of cost savings.

On October 1, 2007, BT moved to its new organisational structure with the launch of BT Design and BT Operate. BT Design is responsible for the design and development of the platforms, systems and processes which support our services; BT Operate is responsible for their deployment and operation.

It is estimated that the reorganisation and transformation activities will result in restructuring costs of around GBP450 million, which is expected to generate a payback within 2 to 3 years. GBP216 million has been incurred to September 30, 2007.


Post balance sheet events

On November 22, 2007 the group issued EUR1 billion (GBP716 million) of debt maturing in 2013. On October 19, 2007 the group paid an interim dividend of GBP425 million.




LINE OF BUSINESS RESULTS

BT Global Services
                                               Half year ended September 30
                                                       2007               2006
                                                       GBPm               GBPm

Revenue                                               4,536              4,312
Gross profit                                          1,294              1,266
SG&A before leaver costs                                815                809
EBITDA before leaver costs                              479                457
Depreciation and amortisation                           339                305
Operating profit before leaver costs                    140                152


Capital expenditure                                     367                325


BT Global Services revenue grew by 5 per cent year on year to GBP4,536 million. New wave revenue rose by GBP324 million to GBP3,624 million, an increase of 10 per cent, driven primarily by networked IT services contracts. Traditional UK revenue fell by 10 per cent to GBP912 million. External revenue increased by 15 per cent outside of the UK.

Total orders in the half year amounted to GBP3.3 billion, bringing the value of total orders achieved over the last twelve months to GBP9.2 billion. Networked IT services contract orders were GBP1.8 billion in the half year, taking contract orders for the last twelve months to GBP5.3 billion. An additional 230 new corporate customers outside the UK signed orders with BT in the half year.

Gross profit grew by GBP28 million to GBP1,294 million driven by new wave revenue but was still impacted by declines in traditional revenue. Selling, general and administration (SG&A) costs before leaver costs increased by GBP6 million. EBITDA before leaver costs increased year on year by GBP22 million to GBP479 million, representing growth of 5 per cent. Depreciation and amortisation charges increased by GBP34 million to GBP339 million, the result of a combination of customer related capital expenditure in the course of last year and business acquisitions. Overall, this took operating profit before leavers to GBP140 million, a reduction of GBP12 million from the previous year.

Capital expenditure in the half year was GBP367 million, an increase of GBP42 million driven principally by customer contracts outside of the UK.



BT Retail
                                               Half year ended September 30
                                                       2007               2006
                                                       GBPm               GBPm

Revenue                                               4,195              4,145
Gross margin                                          1,218              1,152
SG&A before leaver costs                                763                735
EBITDA before leaver costs                              455                417
Depreciation and amortisation                            82                 79
Operating profit before leaver costs                    373                338


Capital expenditure                                      92                 80


BT Retail revenue increased by 1 per cent year on year reflecting the success of our strategy to grow new wave revenue whilst defending traditional revenue streams. Gross margin improved by 1 percentage point as a result of better product mix and cost efficiencies. SG&A before leaver costs increased by 4 per cent year on year reflecting increased expenditure in marketing and customer service. EBITDA before leaver costs grew by 9 per cent year on year, with all business units contributing to the growth.

New wave  revenue  grew by 17 per  cent to  GBP916  million,  driven  mainly  by broadband and networked IT services, partially offset by a decline in traditional revenue of 3 per cent to GBP3,072 million, driven by a migration to new wave services and general competitive pressure.

Consumer revenue was broadly flat compared to the prior year, slowing the recent rate of decline. The consumer market remains highly competitive; despite this BT has maintained its market leading position by launching further product enhancements and package reductions.

Broadband is at the centre of BT Retail's strategy. Revenue grew by 21 per cent and net additions in the half year were 353,000 and BT became the UK's first broadband supplier with more than four million customers. BT's retail share of net market additions of DSL and LLU in the half year was 38 per cent. During the half year the acquisition of Brightview, which operates the ISP brands Madasafish and Global Internet as well as the Which-award winning Waitrose ISP, was also completed, further enhancing the broadband capabilities for our customers.

The SME business achieved revenue growth of 3 per cent and delivered strong EBITDA growth. More SME customers are choosing our all inclusive call packages with One Plan, which brings together calls and lines, broadband and mobile, for small businesses with 33,000 additions in the half year. One third of the SME customer base now take some form of value package from BT. Our ability to offer an end to end simple and complete solution has been enhanced through the acquisitions of Basilica Computing and Lynx Technologies.

The Enterprises division revenues grew by 6 per cent and EBITDA was up 26 per cent year on year. BT Ireland recorded a strong performance with revenue increasing by 5 per cent and EBITDA by 4 per cent.


BT Wholesale
                                               Half year ended September 30
                                                       2007               2006
                                                       GBPm               GBPm

Revenue                                               3,678              3,732
Variable cost of sales                                1,852              1,883
Gross variable profit                                 1,826              1,849
Network and SG&A before leaver costs                    874                887
EBITDA before leaver costs                              952                962
Depreciation and amortisation                           535                576
Operating profit before leaver costs                    417                386


Capital expenditure                                     588                466


BT Wholesale revenue in the half year decreased by GBP54 million to GBP3,678 million. This was driven primarily by price and volume reductions in broadband due to LLU migrations, as well as declines in low margin transit, conveyance traffic and other traditional products.

Gross variable profit decreased by 1 per cent to GBP1,826 million, reflecting the lower broadband revenues. Network and SG&A costs decreased by 1 per cent with network costs on the roll-out of 21CN being more than offset by network consolidation efficiencies and SG&A cost savings.

EBITDA before leaver costs decreased by 1 per cent to GBP952 million. Depreciation has fallen by 7 per cent year on year due to a reduction in the depreciation on traditional technologies as assets become fully depreciated which was only partially offset by higher depreciation on 21CN related assets as they are brought into use. Operating profit before leaver costs increased by 8 per cent to GBP417 million.

Capital expenditure of GBP588 million was 26 per cent higher than last half year driven by an increase in 21CN related investment. This is driven by accelerated investment in exchanges to build, commission and implement the 21CN infrastructure. This essential work ensures that vendor equipment is ready for integration into the live networks.



Openreach
                                               Half year ended September 30
                                                       2007               2006
                                                       GBPm               GBPm

Revenue                                               2,614              2,538
Operating costs before leaver costs                   1,675              1,606
EBITDA before leaver costs                              939                932
Depreciation and amortisation                           351                353
Operating profit before leaver costs                    588                579


Capital expenditure                                     545                550


Openreach revenue increased by 3 per cent to GBP2,614 million, driven by growth in broadband revenues for LLU and Ethernet products.

At September 30, 2007 Openreach had 3.2 million external LLU lines (with net additions of 1.3 million in the half year) and 8.5 million lines with other BT lines of business. Overall broadband revenue has increased by 32 per cent year on year as exchange rollout continues and the broadband market expands. Openreach has over 4.4 million external WLR lines and channels and 22.7 million WLR lines and channels with other BT lines of business. Overall WLR revenues remained largely flat year on year.

Operating costs before leaver costs increased by GBP69 million to GBP1,675 million. Headcount has increased by 2,500 since September 30, 2006 as Openreach has invested in service improvements. This investment, as well as inflationary pressures, higher activity levels and increased maintenance and support costs of new systems have been partly offset by efficiency programme savings across the business to keep the overall increase in operating costs before leaver costs to 4 per cent.

Overall this has resulted in a GBP7 million increase in EBITDA before leaver costs.

Depreciation and amortisation costs of GBP351 million have decreased by GBP2 million with the impact of increased depreciation on the Equivalence Management Platform and LLU assets from the large capital investment in prior periods being more than offset by lower amortisation on software. Operating profit before leaver costs increased by GBP9 million to GBP588 million.

Capital expenditure was 1 per cent lower at GBP545 million. Increased customer driven spend on network infrastructure and 21CN work have been offset by lower but continued spend on systems development required under the Undertakings agreed with Ofcom, focused cost control on capital expenditure and lower levels of co-mingling activity.



UNAUDITED GROUP INCOME STATEMENT

For the six months ended September 30, 2007

                                             Before   Specific items     Total
                                     specific items         (note 4)
                            Notes            GBPm             GBPm        GBPm

Revenue                        2           10,128                -      10,128

Other operating income                        140               (1)        139
Operating costs                3           (8,842)            (240)     (9,082)
Operating profit                            1,426             (241)      1,185

Finance expense                            (1,424)               -      (1,424)
Finance income                              1,826                -       1,826

Net finance income             5              402                -         402

Share of post tax losses
of associates and joint
ventures                                       (6)               -          (6)
Profit on disposal of
associate                                       -                9           9


Profit before taxation                      1,822             (232)      1,590


Taxation                                     (480)             226        (254)


Profit for the period                       1,342               (6)      1,336

Attributable to:
Equity shareholders                         1,341               (6)      1,335
Minority interests                              1                -           1



For the six months ended September 30, 2006
                                    Before specific   Specific items     Total
                                              items
                                                            (note 4)
                            Notes            GBPm             GBPm        GBPm

Revenue                        2            9,805                -       9,805

Other operating income                        102                -         102
Operating costs                3           (8,568)             (23)     (8,591)

Operating profit                            1,339              (23)      1,316

Finance expense                            (1,298)               -      (1,298)
Finance income                              1,668                -       1,668

Net finance income             5              370                -         370

Share of post tax profits
of associates and joint
ventures                                        7                -           7
Profit on disposal of
associate                                       -               20          20


Profit before taxation                      1,716               (3)      1,713

Taxation                                     (449)               1        (448)


Profit for the period
attributable to equity
shareholders                                1,267               (2)      1,265




UNAUDITED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended September 30, 2007


                                                  Half year ended September 30
                                                     2007                    2006
                                                     GBPm                    GBPm

Profit for the period                               1,336                   1,265

Actuarial gains (losses) on defined benefit
pension schemes                                     2,065                    (369)

Exchange differences on translation of foreign
operations                                             (5)                     34

Fair value movements on cash flow hedges:
                            - fair value losses       (71)                   (130)
      - reclassified and reported in net profit        84                     227
Fair value movements on available-for-sale
assets:
                            - fair value losses       (25)                     (2)
      - reclassified and reported in net profit        (5)                      -
Tax on items taken directly to equity                (714)                     46


Net gains (losses) recognised directly in
equity                                              1,329                    (194)


Total recognised income and expense for the
period                                              2,665                   1,071
                                                    =======                 =======

Attributable to:

Equity shareholders                                 2,664                   1,071
Minority interests                                      1                       -
                                                 ==========  ===  ===   ===========


UNAUDITED GROUP CASH FLOW STATEMENT

For the six months ended September 30, 2007


                                                 Half year ended September 30
                                                     2007                 2006
                                                     GBPm                 GBPm

Cash flow from operating activities
Cash generated from operations (note 7 (a))         1,726                2,778

Income taxes received (paid)                          384                 (180)

Net cash inflow from operating activities           2,110                2,598

Cash flow from investing activities

Interest received                                      86                   37
Dividends received from associates and joint
ventures                                                1                    5
Proceeds on disposal of property, plant and
equipment                                              27                   57
Proceeds on disposal of associates and joint
ventures                                               11                   27
Proceeds on disposal of non current financial
assets                                                  1                    1
Proceeds on disposal of current financial
assets                                                  -                1,881
Acquisition of subsidiaries, net of cash
acquired                                             (233)                 (45)
Purchases of property, plant and equipment and
computer software                                  (1,644)              (1,653)
Investments in associates and joint ventures            -                   (7)
Purchases of non current financial assets              (1)                  (1)
Purchases of current financial assets                (435)              (2,361)

Net cash used in investing activities              (2,187)              (2,059)

Cash flows from financing activities

Equity dividends paid                              (2,300)              (1,608)
Dividends paid to minority interests                    -                   (3)
Interest paid                                        (329)                (318)
Repayments of borrowings                             (736)                (153)
Repayment of finance lease liabilities                (12)                  (9)

New bank loans and bonds                            2,253                    -

Intragroup funding                                    916                  470

Net proceeds on issue of commercial paper             424                  227
                                                   --------            ---------
Net cash received (used) in financing
activities                                            216               (1,394)

Effects of exchange rate changes                        3                    -
                                                -----------           ----------
Net increase (decrease) in cash and cash
equivalents                                           142                 (855)
                                                  =========              =======

Cash and cash equivalents at beginning of
period                                              1,007                1,761

Cash and cash equivalents, net of bank
overdrafts, at end of period (note 7 (c))           1,149                  906
                                                    =======            =========



UNAUDITED GROUP BALANCE SHEET

At September 30, 2007


                                                      September 30     March 31
                                                            2007         2007
                                                            GBPm         GBPm


Non current assets
Intangible assets                                          2,985        2,584
Property, plant and equipment                             15,157       14,997
Derivative financial instruments                              35           25
Investments                                                   60          246
Associates and joint ventures                                 73           67
Trade and other receivables                                  656          523
Retirement benefit assets of the BT Pension Scheme         2,186            -
Deferred tax assets                                           27          117
                                                        ----------   ----------
                                                          21,179       18,559
                                                          --------     --------

Current assets
Inventories                                                  134          133
Trade and other receivables                               24,035       22,815
Current tax receivables                                        -          504
Derivative financial instruments                              56           27
Investments                                                  441            3
Cash and cash equivalents                                  1,525        1,058
                                                         ---------    ---------
                                                          26,191       24,540
                                                          --------     --------

Total assets                                              47,370       43,099

Current liabilities

Loans and other borrowings                                 4,253        2,493
Derivative financial instruments                             257          318
Trade and other payables                                   7,053        6,976
Current tax liabilities                                      865          582
Provisions                                                    87          100
                                                        ----------    ---------
                                                          12,515       10,469
                                                          --------     --------

Total assets less current liabilities                     34,855       32,630
                                                          ========     ========

Non current liabilities

Loans and other borrowings                                 7,981        6,387
Derivative financial instruments                           1,040          992
Other payables                                               628          590
Deferred tax liabilities                                   2,153        1,683
Retirement benefit obligations                                96          389
Provisions                                                   217          225
                                                         ---------   ----------
                                                          12,115       10,266
                                                          --------     --------
Equity
Ordinary shares                                            2,172        2,172
Share premium                                              8,000        8,000
Other reserves                                               758          758
Retained earnings                                         11,779       11,400
                                                          --------     --------
Total equity shareholders' funds                          22,709       22,330
Minority interests                                            31           34
                                                        ----------  -----------
Total equity                                              22,740       22,364
                                                          --------     --------

                                                          34,855       32,630
                                                          ========     ========

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1 Basis of preparation and accounting policies


These condensed consolidated financial statements ("the financial statements") comprise the financial results of British Telecommunications plc for the half years ended September 30, 2007 and 2006, together with the audited balance sheet at March 31, 2007. The financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'. The financial statements should be read in conjunction with the annual financial statements for the year ended and as at March 31, 2007.

The financial statements have also been prepared in accordance with the accounting policies as set out in the 2007 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

The group has adopted the following standards and interpretations with effect from April 1, 2007. Adoption of these standards and interpretations did not have a material effect on these financial statements:

- IFRS 7, 'Financial Instruments: Disclosures';

- Amendments to IAS 1, 'Presentation of Financial Statements - Capital Disclosures';

- IFRIC 8, 'Scope of IFRS 2';

- IFRIC 9, 'Reassessment of embedded derivatives';

- IFRIC 10, 'Financial Reporting and Impairment'; and

- IFRIC 11, 'IFRS 2 -Group and Treasury Share Transactions'.

These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of the results for the interim periods presented. Such financial statements may not be necessarily indicative of annual results.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group's accounting periods beginning on or after April 1, 2007 or later periods, but which the group has not early adopted. The new standards which are relevant to the group's operations are as follows:

- Amendment to IAS 23 'Borrowing Costs' (effective from April 1, 2009) eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment on the results and net assets of the group.

- IFRS 8 'Operating Segments' (effective from April 1, 2009) requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 'Segmental Reporting'. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

- IFRIC 13 'Customer Loyalty Programmes' (effective from April 1, 2009) requires companies that grant loyalty award credits to customers who buy other goods or services to allocate some of the proceeds from the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligation. A company may fulfil its obligation by supplying awards themselves or engaging a third party to do so. The group does not expect adoption of this guidance to have a significant impact on the group's financial statements.

- IFRIC 14 'Limit on a defined benefit asset minimum funding requirement and their interaction' (effective from April 1, 2008) clarifies that a pension plan surplus can be recognised only when a company has the unconditional right to receive the benefits of it, regardless whether the surplus is immediately available. The group does not expect adoption of this guidance to have a significant impact on the group's financial statements.





2 Results of businesses

(a)               Operating results
                      External   Internal      Group   EBITDA   Group operating
                       revenue    revenue    revenue     (ii)     profit (loss)
                                                                           (ii)
                        GBPm       GBPm       GBPm     GBPm              GBPm
Half year ended
September 30, 2007
BT Global Services     3,773        763      4,536      479               140
BT Retail              3,988        207      4,195      455               373
BT Wholesale           1,936      1,742      3,678      952               417
Openreach                419      2,195      2,614      939               588
Other                     12          -         12       54               (41)
Intra-group items
(i)                        -     (4,907)    (4,907)       -                 -
                           ---  ---------  ---------                        ---
             Total    10,128          -     10,128    2,879             1,477
                      ========        ===   ========  =======           =======

Half year ended
September 30, 2006
BT Global Services     3,517        795      4,312      457               152
BT Retail              3,959        186      4,145      417               338
BT Wholesale           2,027      1,705      3,732      962               386
Openreach                292      2,246      2,538      932               579
Other                     10          -         10       34               (59)
Intra-group items
(i)                        -     (4,932)    (4,932)       -                 -
                           ---  ---------  ---------                        ---
             Total     9,805          -      9,805    2,802             1,396
                       =======        ===    =======  =======           =======


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii) Before specific items of GBP241 million (2006 - GBP23 million) and leaver costs of GBP51 million (2006 - GBP57 million).


There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm's length basis. These intra-group trading arrangements are subject to periodic review.

(b)               Revenue analysis
                                         Half year ended September 30

                                                  2007                    2006
                                                  GBPm                    GBPm
Traditional                                      6,399                   6,428
New wave                                         3,729                   3,377
                                               ---------                 -------
                                                10,128                   9,805
                                                ========                 =======

Major corporate                                  3,615                   3,402
Business                                         1,213                   1,181
Consumer                                         2,520                   2,509
Wholesale/Carrier                                2,768                   2,703
Other                                               12                      10
                                             -----------              ----------
                                                10,128                   9,805
                                                ========                 =======

(c)               New wave revenue analysis
                                          Half year ended September 30

                                                  2007                   2006
                                                  GBPm                   GBPm
Networked IT services                            2,181                  1,982
Broadband                                        1,083                    940
Mobility                                           168                    143
Other                                              297                    312
                                               ---------              ---------
                                                 3,729                  3,377
                                                 =======                =======


(d) Capital expenditure on property, plant, equipment, software and motor vehicles
                                                  Half year ended September 30

                                                           2007           2006
                                                           GBPm           GBPm
BT Global Services                                          367            325
BT Retail                                                    92             80
BT Wholesale                                                588            466
Openreach                                                   545            550
Other (including fleet vehicles and property)               110            106
                                                         --------        -------
                                                          1,702          1,527
                                                          =======        =======

Transmission equipment                                      568            594
Exchange equipment                                           55             53
Other network equipment                                     566            389
Computers and office equipment                               55             50
Software                                                    410            382
Motor vehicles and other                                     25             27
Land and buildings                                           23             32
                                                       ----------       --------
                                                          1,702          1,527
                                                          =======        =======


3 (a) Operating costs
                                                 Half year ended September 30


                                                        2007              2006
                                                        GBPm              GBPm
Staff costs before leaver costs                        2,596             2,530
Leaver costs                                              51                57
                                                  ------------     -------------
Staff costs                                            2,647             2,587
Own work capitalised                                    (379)             (346)
                                                      --------          --------
Net staff costs                                        2,268             2,241
Depreciation and amortisation                          1,402             1,406
Payments to telecommunication operators                2,116             2,040
Other operating costs                                  3,056             2,881
                                                       -------           -------
Total before specific items                            8,842             8,568
Specific items (note 4)                                  240                23
                                                     ---------        ----------
                                      Total            9,082             8,591
                                                       =======           =======


(b) Leaver costs
                                         Half year ended September 30

                                            2007                          2006
                                            GBPm                          GBPm
BT Global Services                            16                            22
BT Retail                                      5                             9
BT Wholesale                                  19                            16
Openreach                                      8                             2
Other                                          3                             8
                                            ------                        ------
                       Total                  51                            57
                                             =====                         =====



4 Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

                                                  Half year ended September 30

                                                       2007               2006
                                                       GBPm               GBPm
Restructuring costs                                     216                  -
Write off of circuit inventory and other
working capital balances                                 24                  -
Property rationalisation costs                            -                 23
                                                          ---               ----
Specific operating costs                                240                 23
Loss on sale of investment                                1                  -
Profit on disposal of associate                          (9)               (20)
                                                        -----             ------
Net specific items charge before tax                    232                  3
                                                                             ===
Tax credit on specific items                            (72)                (1)
Tax credit on re-measurement of deferred tax           (154)                 -
                                                      -------                ---
Net specific items charge after tax                       6                  2
                                                          ===                ===


5 Net finance (income) expense
                                                Half year ended September 30

                                                        2007              2006
                                                        GBPm              GBPm
Finance expense1 before pension interest                 410               362
Interest on pension scheme liabilities                 1,014               936
                                                 -------------     -------------
Finance expense                                        1,424             1,298
                                                       -------           -------

Finance income before pension income                    (602)             (522)
Expected return on pension scheme assets              (1,224)           (1,146)
                                                     ---------         ---------
Finance income                                        (1,826)           (1,668)
                                                     ---------         ---------

Net finance income                                      (402)             (370)
                                                      ========          ========

Net finance income before pensions                      (192)             (160)
Interest income associated with pensions                (210)             (210)
                                                       -------           -------
Net finance income                                      (402)             (370)
                                                       =======           =======


1Finance expense in the half year ended September 30, 2007 include a GBP3 million net charge (September 30, 2006 - GBP1 million) arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis.


6 Dividends
                                                 Half year ended September 30

                                                      2007                2006
                                                      GBPm                GBPm
Interim dividends paid in respect of the
current financial year 1                             2,300               1,608
                                                     =======             =======


1 Interim dividends were paid to the parent company (BT Group Investments Limited) in the half year ended September 30, 2007 as follows: first interim dividend of GBP300 million (June 18, 2007) and second interim dividend of GBP2,000 million (July 24, 2007).



7 (a) Reconciliation of profit before tax to cash generated from operations
                                                 Half year ended September 30

                                                       2007               2006
                                                       GBPm               GBPm
Profit before tax                                     1,590              1,713
Depreciation and amortisation                         1,402              1,406
Net finance income                                     (402)              (370)
Associates and joint ventures                             6                 (7)
Employee share scheme costs                              36                 47
Profit on disposal of associates                         (8)               (20)
Changes in working capital                             (696)              (153)
Provisions, pensions and other movements               (202)               162
                                                     --------             ------
Cash generated from operations                        1,726              2,778
                                                     ========           ========


(b) Free cash flow
                                                    Half year ended September 30

                                                       2007               2006
                                                       GBPm               GBPm
Cash generated from operations                        1,726              2,778
Income taxes (paid) received                            384               (180)
                                                      -------          ---------
Net cash inflow from operating activities             2,110              2,598
Included in cash flows from investing activities
Net purchase of property, plant, equipment and
software                                             (1,617)            (1,596)
Dividends received from associates                        1                  5
Interest received                                        86                 37
Included in cash flows from financing activities
Interest paid                                          (329)              (318)
                                                     --------            -------
Free cash flow                                          251                726
                                                      =======           ========


Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents
                                           At September             At March 31,
                                               30, 2007                     2007
                                             ----------               ----------
                                                 GBPm                     GBPm
Cash at bank and in hand                          753                      551
Short term deposits                               772                      507
                                                -------                 --------
Cash and cash equivalents                       1,525                    1,058
Bank overdrafts                                  (376)                     (51)
                                               --------               ----------
                                                1,149                    1,007
                                                =======          ===============



8 Net debt

Net debt at September 30, 2007 was GBP10,565 million (March 31, 2007 - GBP8,210 million). Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP374 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.


(a) Analysis
                                                  At September      At March 31,
                                                      30, 2007              2007
                                                        GBPm              GBPm
Loans and other borrowings                            12,234             8,880
Cash and cash equivalents                             (1,525)           (1,058)
Investments                                             (441)               (3)
                                                    ----------       -----------
                                                      10,268             7,819
Adjustments:
To retranslate currency
denominated balances at swapped
rates where hedged                                       569               577
To recognise borrowings at net
proceeds and unamortised discount                       (272)             (186)
                                                      --------         ---------
Net debt 1                                            10,565             8,210
                                                      ========          ========


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at September 30, 2007 was GBP12,154 million (March 31, 2007 - GBP9,222 million).

1 Net debt includes borrowings due to parent companies of GBP1,231 million, and excludes net external debt of parent companies of GBP284 million. Net debt of BT Group plc was GBP9,618 million at September 30, 2007


(b) Reconciliation of movement in net debt

                                             Half year ended September 30, 2007

                                                                           GBPm
Net debt at beginning of period                                          8,210
Increase in net debt resulting from cash
flows                                                                    2,271
Net debt assumed or issued on
acquisitions                                                                31
Currency movements                                                           1
Other non-cash movements                                                    52
                                                                      ----------
Net debt at end of period                                               10,565
                                                                        ========


During the half year ended September 30, 2007, the group issued debt of GBP3,593 million consisting mainly of long term listed bonds of GBP1,501 million, in aggregate, maturing in 2014, 2017 and 2037, bank borrowings of GBP300 million maturing in 2012 and short term borrowings of GBP1,792 million (including net commercial paper issuances of GBP424 million). Debt maturities amounted to GBP748 million. The net increase in short term investments, including cash, resulted in a cash inflow of GBP574 million.

9 Statement of changes in equity

                                                                 Half year ended
                                                                    September 30
                                                              ------------------
                                                                          2007
                                                                          GBPm
Shareholders' funds                                                     22,330
Minority interest                                                           34
                                                                      ----------
Equity at beginning of period                                           22,364
                                                                             ===
Profit for the period                                                    1,336
Share based payment                                                         17
Actuarial gains on pension schemes                                       2,065
Tax on items taken directly to equity                                     (714)
Net fair value movements on cash flow hedges                                13
Net movements on available for sale investments                            (30)
Exchange differences on translation                                         (6)
Equity dividends on ordinary shares                                     (2,300)
Minority interest                                                           (5)
                                                                   -------------
Net changes in equity for the period                                       376

Equity at end of period
Shareholders' funds                                                     22,709
Minority interest                                                           31
                                                                      ----------
Total equity                                                            22,740
                                                                        ========


10 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                              Half year ended September 30

                                                   2007                   2006
                                                   GBPm                   GBPm
Operating profit                                  1,185                  1,316
Specific items (note 4)                             241                     23
Depreciation and amortisation                     1,402                  1,406
                                                  -------                -------
EBITDA before specific items                      2,828                  2,745
                                                  =======                =======


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.



11 Business Combinations


Comsat International Inc

On June 14, 2007 the group acquired Comsat International Inc ('Comsat Int'l') through the purchase of 100 per cent of the issued share capital of its parent company, CI Holding Corporation, for a total consideration of GBP130 million, including GBP8 million deferred, contingent consideration. Provisional fair values for the assets and liabilities acquired and goodwill arising as are follows:

At date of acquisition                           Book value          Provisional
                                                                      fair value
                                                     GBPm                 GBPm
                                                -----------        -------------
Property, plant and equipment                          70                   72
Other non current assets                                4                    4
Trade and other receivables                            32                   32
Cash and cash equivalents                               3                    3
Trade and other payables                              (44)                 (45)
Non current payables                                  (14)                 (17)
                                                     ------               ------
Net assets acquired                                    51                   49
Goodwill                                                                    81
                                                                          ------
Total consideration                                                        130
                                                                           =====


The fair values relating to the acquisition of Comsat Int'l are provisional, due to the timing of the transaction, and will be finalised in the second half of the financial year. From the date of acquisition to September 30, 2007, Comsat Int'l has contributed to the group's results revenue of GBP28 million and profit of GBP2 million. If the acquisition had occurred on April 1, 2007, the group's revenue and profit would have been higher by GBP20 million and by GBP1 million, respectively.


Other

During the half year ended September 30, 2007, the group acquired a number of other smaller subsidiaries, including principally i2i Enterprise Private Limited, Basilica Group Limited, Brightview plc and Lynx Technologies for a total consideration of GBP126 million, including GBP40 million of deferred, contingent consideration. The provisional fair value of the combined net assets and goodwill arising in respect of these acquisitions were as follows:

At date of acquisition                           Book value        Provisional
                                                                    fair value
                                                       GBPm                 GBPm
                                                -----------       -------------
Property, plant and equipment                           7                    3
Trade and other receivables                            26                   26
Cash and cash equivalents                               2                    2
Trade and other payables                              (19)                 (19)
                                                     ------              ------
Net assets acquired                                    16                   12
Goodwill                                                                   114
                                                        ---              ------
Total consideration                                                        126
                                                        ===              ======


The fair value adjustments relating to these acquisitions are provisional due to the timing of the transactions and will be finalised in the second half of the financial year. From the date of acquisition, these acquisitions have contributed to the group's results revenue of GBP22 million and profit of GBP2 million. If the acquisitions had occurred on April 1, 2007, the group's revenue and profit would have been higher by GBP64 million and GBP3 million, respectively.


Acquisitions made in the year ended March 31, 2007


During the period, the group has updated the acquisition accounting for Counterpane, an acquisition made in the year ended March 31, 2007. As a result, a reclassification has been made between goodwill and other intangible assets to recognise the fair value of proprietary technology acquired with the business. Prior year balances have not been restated as the amount of the adjustment is not significant to the group.


12 Related party transactions

During the half year ended September 30, 2007, the group purchased services in the normal course of business and on an arm's length basis from its associate, Tech Mahindra Limited. The value of services purchased was GBP145 million (September 30, 2006: GBP108 million) and the amounts outstanding and payable for services at September 30, 2007 was GBP114 million (September 30, 2006: GBP64 million).


13 Post balance sheet events

On November 22, 2007 the group issued EUR1 billion (GBP716 million) of debt maturing in 2013. On October 19, 2007 the group paid an interim dividend to the parent company, BT Group Investments Limited of GBP425 million.



Forward-looking statements - caution


This document contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 with respect to BT's financial condition, results of operations and businesses and certain of BT's plans and objectives. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. In particular, such forward-looking statements include, without limitation, statements concerning BT's transformation strategy and its ability to achieve it; expected cost savings; anticipated benefits of BT's business transformation and accelerated costs savings; expected cost savings and improved shareholder returns; expectations regarding competition, market shares, prices and growth; expectations regarding convergence of technologies; continued growth in revenue, EBITDA, earnings per share and dividends; growth and opportunities in new wave business; BT's network development and implementation of and plans for the 21st century network; plans for the launch of new products and services, including the introduction of next generation services; BT's possible or assumed future results of operations and/ or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and overall market trends and other trend projections.


Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "aims", "believes", "expects", "anticipates", "intends", "will", "should", "could", "may", "plans", "targets" or similar expressions. By their nature, forward-looking statements are inherently predictive and speculative, and involve risk and uncertainty because they relate to evens and depend on circumstances that will occur in the future. There are number of factors that could cause the actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: material adverse change in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realized; developments in the convergence of technologies, prolonged adverse weather conditions resulting in a material adverse increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in the market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT's performance.


No assurances can be given that forward-looking statements in this document will be realized. Neither the Company nor any of its affiliates intends to update these forward-looking statements.



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        British Telecommunications plc

        By:     /s/ Glyn Parry
        Name:   Glyn Parry
        Title:  Director and Head of Group Financial Control

Date: December 5, 2007